NEWS RELEASE

Endeavour Acquires Exploitation Contracts to Unidad Bolanitos
Silver Mines, Guanajuato, Mexico

Vancouver, Canada – February 27, 2007 - Endeavour Silver Corp. (TSX: EDR, AMEX: EXK, DBFrankfurt: EJD) announces that it has acquired the exploitation contracts to the producing Unidad Bolanitos silver(gold) mines and plant located in the northern parts of the famous Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

Endeavour has signed a binding initial agreement to purchase the Unidad Bolanitos exploitation rights from Minas de la Luz SA de CV (“MdlL”) for US$3.25 million, comprised of US$2.25 million in cash and US$1.0 million in common shares of Endeavour. The number of shares will be determined by the average closing price on the AMEX exchange for the five days prior to closing. This transaction is scheduled to close on March 31, 2007, upon the signing of definitive agreements, subject only to Endeavour’s final due diligence and Endeavour Board of Directors and regulatory approvals.

Endeavour will retain MdlL under contract to continue operating Unidad Bolanitos for a 60 day transition period after closing on March 31, 2007. MdlL will also receive a final settlement from Endeavour for the purchase of mine and mill equipment and supplies, ore inventories and certain employee termination costs. Endeavour plans to more fully assess the mine and plant operations, costs, equipment and personnel during the 60 day transition period in order to refine its production, development and exploration goals, programs and budgets for 2007 and beyond.

Unidad Bolanitos consists of 13 properties totalling 2071 hectares in two property groups (Bolanitos and Cebada), three operating silver(gold) mines (Bolanitos, Golondrina and Cebada), several past-producing silver(gold) mines, and the 500 tonne per day Bolanitos process plant. Cebada is located just 3 km north of the city of Guanajuato. Bolanitos and the plant are situated approximately 5 km west of Cebada, and both properties are readily accessed by paved and well maintained gravel roads.

Cebada covers the northernmost 4.5 km extent of the famous Veta Madre silver(gold) vein system in the Guanajuato district. Bolanitos covers most of the 9 km length of the La Luz silver(gold) vein system in the La Luz district. Both properties adjoin the Guanajuato properties of Great Panther Resources Ltd. to the south.

Silver was originally discovered by Spanish explorers at La Luz in 1548, and subsequently at Guanajuato in 1552. Guanjuato is considered to be one of the top three historic silver mining districts in Mexico, having produced an estimated 1 to 1.2 billion oz silver and 5 to 6 million oz gold. At their peak during the 1700’s, the silver mines of Guanajuato and La Luz were thought to be the largest and richest silver mines in the world.

Industrias Penoles SA de CV (“Penoles”), one of Mexico’s largest industrial and mining conglomerates, developed the Bolanitos and Las Torres mines and plants in the La Luz and Guanajuato districts respectively in the 1970’s. When the price of silver bottomed after 2000, Penoles leased many of its smaller silver mining operations to local mining companies. MdlL holds the rights of exploitation to Unidad Bolanitos through exploitation contracts with subsidiary companies of Penoles who are the owners of the properties, mines and plant. Endeavour will receive an assignment of MdlL’s rights of exploitation pursuant to their contracts with Penoles.

The Veta Madre and La Luz veins are classic, low sulfidation epithermal vein systems. Mineralization consists of disseminations and fracture-fillings of pyrite, pyrargygrite, polybasite and electrum in quartz-calcite veins ranging from 1 to 30 metres thick but averaging 2 to 3 m wide. Multiple historic ore zones (now stopes) formed steep-plunging shoots 100 to 500 m long that were mined down to depths of 200 to 600 m. More than 30 shafts were driven historically into the two vein systems on the Bolanitos and Cebada properties, of which five are still active.

The Unidad Bolanitos plant has a rated capacity of 500 tpd and consists of crushing, grinding and flotation circuits that produce bulk sulphide concentrates typically grading 10,000 to 12,000 gpt silver and 130 to 170 gpt gold. The concentrates are shipped to the Penoles smelter in Torreon for smelting and refining, and Penoles retains a net smelter royalty on mineral production.

In 2006, MdlL produced 255,766 oz silver and 3349 oz gold ( 423,216 oz Ag equivalents) from 76,532 tonnes ore grading 128 gpt silver and 1.62 gpt gold (6.1 oz per ton Ag equivalents), operating at about 43% of the Bolanitos plant capacity. MdlL’s production data for 2005 and 2006 are summarized in the following table:

Unidad Bolanitos Production Data (2005 and 2006)
Mine	Output	Silver	Recovery	Silver	Gold	Recovery	Gold	Ag. Equivalents
	(tonnes)	(gpt)	(%)	(oz)	(gpt)	(%)	(oz)	(oz)
2005
Bolanitos	21,651	136			2.65
Golondrina	15,246	106			1.85
Cebada	36,513	166			1.73
Total	73,410	145	80.1	273,985	2.03	79.0	3788	463,385
2006
Bolanitos	24,022	130			2.04
Golondrina	16,123	110			1.58
Cebada	36,387	134			1.36
Total	76,532	128	81.2	255,766	1.62	84.0	3349	423,216
Ag equivalents are estimated on the basis of 50 silver: 1 gold.

Unidad Bolanitos has been a profitable mining operation for MdlL, notwithstanding the recent decrease in ore grades which can be attributed to a lack of underground exploration and development. Total cash operating costs including royalties were US$45.88 per tonne in 2006, or approximately US$5.82 per oz of silver production, after deducting gold credits.

As of November, 2006, MdlL’s proven and probable reserves totalled 774,668 tonnes grading 200 gpt silver and 1.87 gpt gold (8.6 oz per ton Ag equivalents) containing approximately 5 million oz silver and 46,000 oz gold (7.3 million oz Ag equivalents). MdlL’s reserve data are summarized in the following table:

Unidad Bolanitos Proven and Probable Reserves (Historic)
Mine	Reserves	Silver	Gold	Silver	Gold	Ag Equivalents
	(tonnes)	(gpt)	(gpt)	(oz)	(oz)	(oz)
Bolanitos	284,000	198	1.92	1,808,103	17,533	2,684,753
Asuncion	254,000	148	1.85	1,208,746	15,109	1,964,196
Cebada	236,668	258	1.82	1,963,355	13,850	2,655,855
Total	774,668	200	1.87	4,980,204	46,492	7,304,804

Ag equivalents are estimated on the basis of 50 silver : 1 gold.

MdlL’s reserves are viewed as historic even though 1) they were independently estimated, 2) they are based on extensive underground sampling of the mineralized zones in drifts and raises, and 3) the reserve categories approximate CIM reporting standards. Endeavour has not yet verified these reserves, therefore they do not comply with NI 43-101 and they should not be replied upon.

Endeavour considers the reserves to be relevant because MdlL has years of experience in estimating, mining and processing the Bolanitos ores and Unidad Bolanitos is a profitable and producing operation at this time. Endeavour plans to retain a qualified independent engineering firm to verify the MdlL reserves and bring them into compliance with NI 43-101 in 2007.

Endeavour management believes Unidad Bolanitos has good exploration potential for the discovery of both new mineralized veins as well as new orebodies within known but relatively un-explored veins. There has been no drilling on the properties since Penoles in the 1980’s, and some well-mineralized high grade Penoles drill holes have never been followed up. In addition, Penoles production and reserve grades were substantially higher than the MdlL production and reserve grades, indicating that these vein systems do contain high grade silver(gold) ore zones.

Unidad Bolanitos also appears to have good development potential because the mines were shut down by Penoles at a time of low silver prices. There are numerous reserve blocks within the old mine workings that were not economic then but should be economic now that the silver prices are much higher. Also, the La Luz vein system was only mined down to the water table at about 200 m in depth and so remains undeveloped below that depth.

Bradford Cooke, Chairman and CEO, commented, “Unidad Bolanitos represents an accretive new acquisition for Endeavour that will immediately boost our reserves, production and cashflow. The operations are currently profitable and the plant has ample unutilized capacity to facilitate future production growth.”

“Endeavour’s main short-term goal at Unidad Bolanitos is to invest in mine development so as to increase production up to the 500 tpd plant capacity by year-end. Our long term goals are to invest in exploration, increase the ore grades, expand the ore reserves and if successful, evaluate the potential for a plant expansion. Unidad Bolanitos is also a good example of Endeavour’s business model of acquiring under-capitalized silver mines and then investing the capital and expertise needed in order to unfold their full potential. Endeavour is currently pursuing several additional acquisition opportunities in Mexico, both exploration and production, in order to fuel our growth in 2007 and beyond.”

Godfrey Walton, M.Sc., P.Geo., is the Qualified Person who reviewed the production, reserve and technical data for the Unidad Bolanitos acquisition.

Endeavour Silver Corp. is a silver mining company focused on the aggressive growth of its silver production, reserves and resources in Mexico. Company management believes that the expansion program now underway at the high grade Guanacevi Mines Project in the state of Durango should make Endeavour one of the top primary silver producers in the world.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.